UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Filed by the Registrant  ☐                             Filed by a Party other than the Registrant  ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting material Pursuant to §240.14a-12

Deckers Outdoor Corporation

(Name of Registrant as Specified In Its Charter)

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE IM LLC

MARCATO ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

KIRSTEN J. FELDMAN

STEVE FULLER

ANNE WATERMAN

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2017 ANNUAL MEETING OF STOCKHOLDERS

OF

DECKERS OUTDOOR CORPORATION

SUPPLEMENT TO PROXY STATEMENT

OF

MARCATO INTERNATIONAL MASTER FUND, LTD.

MARCATO CAPITAL MANAGEMENT LP

MCM ENCORE MASTER FUND, LTD.

RICHARD T. MCGUIRE III

KIRSTEN J. FELDMAN

STEVE FULLER

ANNE WATERMAN

This proxy statement supplement and accompanying GOLD proxy card are being furnished to stockholders of Deckers Outdoor Corporation, a Delaware corporation (“Deckers” or the “Company”) by Marcato International Master Fund, Ltd. (“Marcato International”), Marcato Capital Management LP (“Marcato Capital”), MCM Encore IM LLC (“Marcato Encore LLC”), Marcato Encore Master Fund, Ltd. (“Marcato Encore Fund”) and Richard T. McGuire III (collectively, “Marcato,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the 2017 Annual Meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders of the Company held in lieu thereof, the “2017 Annual Meeting”), which is currently scheduled to be held on December 14, 2017, at 8:00 a.m. Pacific Time. The meeting will be held at the Company’s corporate headquarters located at 250 Coromar Drive, Goleta, California 93117. The Company has set the close of business on October 16, 2017 as the record date for determining Stockholders entitled to notice of and to vote at the 2017 Annual Meeting (the “Record Date”).

We are asking you to vote on the GOLD proxy card at the 2017 Annual Meeting as follows:

1.	“FOR” the election of Kirsten J. Feldman, Steve Fuller and Anne Waterman (collectively, the “Nominees”) to serve as directors on the Board of Directors of the Company (the “Board”) until the 2018 annual meeting of Stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof) or until their respective successors are duly elected and qualified, and grant authority to vote for the Company’s nominees other than Karyn O. Barsa, John M. Gibbons and John G. Perenchio;

2.	“FOR” the repeal of each provision of, or amendment to, the Amended and Restated Bylaws of the Company adopted by the Board subsequent to May 24, 2016 and prior to the 2017 Annual Meeting, without the approval of the Stockholders;

3.	“FOR” the ratification of the appointment of KPMG as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018;

4.	for the approval, on an advisory basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation program; and

5.	“FOR” the approval, on a non-binding advisory basis, of the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.

These proposals are more fully described in the definitive proxy statement filed by Marcato with the Securities and Exchange Commission (the “SEC”) on November 2, 2017. We are furnishing you this supplement to provide an update with respect to certain information included in our definitive proxy statement.

On December 4, 2017, Marcato International submitted to the Issuer an update and supplement to its Notice of Stockholder Proposal and Nomination of Candidates for Election to the Board of Directors to notify the Issuer of Marcato International’s withdrawal of Deborah M. Derby, Matthew P. Hepler, Robert D. Huth,

Jan Rogers Kniffen, Mitchell A. Kosh and Nathaniel J. Lipman as Nominees. A copy of such update and supplement is filed herewith as Exhibit L and is incorporated herein by reference. Kirsten J. Feldman, Steve Fuller and Anne Waterman continue to be Marcato’s Nominees for election to the Board at the 2017 Annual Meeting.

In addition, because our Nominees, if elected, would constitute a minority of the Board, under the proxy rules, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Company’s nominees other than those Company nominees we specify. This allows a Stockholder who desires to vote for up to a full complement of nine director nominees to use the GOLD proxy card to vote for the Nominees as well as the Company’s nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder does not seek authority to vote and will not exercise authority to vote. The Board consists of nine (9) directors. As discussed above, we have determined to nominate a slate of three (3) Nominees, Kirsten J. Feldman, Steve Fuller and Anne Waterman. We are also seeking authority to vote for up to all of the Company’s nominees other than Karyn O. Barsa, John M. Gibbons and John G. Perenchio. As a result, should a Stockholder so authorize us on the GOLD proxy card, we would cast votes for our three (3) Nominees and for between none and six (6) of the Company’s nominees other than those Company nominees we specify. None of the Company’s nominees for whom we seek authority to vote has agreed to serve with any of our Nominees, if elected, and there is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected to the Board. You should refer to the Company’s proxy statement for the 2017 Annual Meeting for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

For details regarding the qualifications of the Nominees as well as our reasons for making this solicitation, please see our definitive proxy statement dated November 2, 2017, previously filed with the SEC and furnished to Stockholders. If you need another copy of our definitive proxy statement or this supplement, please contact D.F. King & Co., Inc., which is assisting us, at its address and toll-free numbers listed below.

This supplement is dated December 4, 2017, and is first being furnished to Stockholders on or about December 4, 2017. This supplement should be read in conjunction with Marcato’s definitive proxy statement filed with the SEC on, and first furnished to stockholders of the Company on or about, November 2, 2017, and as previously amended on November 16, 2017.

WE URGE YOU TO SUBMIT YOUR VOTE ON THE ENCLOSED UPDATED GOLD PROXY CARD TO VOTE (I) “FOR” KIRSTEN J. FELDMAN FOR DIRECTOR; (II) “FOR” STEVE FULLER FOR DIRECTOR; (III) “FOR” ANNE WATERMAN FOR DIRECTOR; (IV) TO GRANT AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS, OTHER THAN KARYN O. BARSA, JOHN M. GIBBONS AND JOHN G. PERENCHIO; (V) “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016 AND PRIOR TO THE 2017 ANNUAL MEETING, WITHOUT THE APPROVAL OF THE STOCKHOLDERS; (VI) “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR ENDED MARCH 31, 2018; (VII) FOR THE APPROVAL, ON AN ADVISORY BASIS, OF A FREQUENCY OF “ONE YEAR” FOR FUTURE ADVISORY VOTES ON THE COMPANY’S EXECUTIVE COMPENSATION; (VIII) “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT FOR THE 2017 ANNUAL MEETING; AND (IX) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT MARCATO DOES NOT KNOW, A REASONABLE TIME BEFORE THE SOLICITATION, ARE TO BE PRESENTED AT THE 2017 ANNUAL MEETING.

We have updated the GOLD proxy card to reflect Marcato’s updated slate of Nominees and the discretionary authority being sought by Marcato to cast votes for certain of the Company’s nominees, as described above. If you have already cast your vote for Kirsten J. Feldman, Steve Fuller and/or Anne Waterman on the previously circulated form of GOLD proxy card, your shares will be voted for such

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Nominee(s) at the 2017 Annual Meeting. However, if you do not resubmit your vote on the GOLD proxy card accompanying this proxy statement supplement, your shares will not be voted for any Company nominee for which Marcato is seeking discretionary authority to vote. THEREFORE, EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO DECKERS OR VOTED ON THE PREVIOUSLY CIRCULATED FORM OF GOLD PROXY CARD, WE URGE YOU TO RESUBMIT YOUR VOTE ON THE GOLD PROXY CARD ACCOMPANYING THIS PROXY STATEMENT SUPPLEMENT.

THIS SOLICITATION IS BEING MADE BY MARCATO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. EXCEPT AS SET FORTH IN THIS SUPPLEMENT AND OUR PROXY STATEMENT, WE DO NOT KNOW OF ANY OTHER MATTERS TO BE PRESENTED FOR APPROVAL BY THE STOCKHOLDERS AT THE 2017 ANNUAL MEETING. IF, HOWEVER, MARCATO LEARNS OF ANY OTHER PROPOSALS MADE AT A REASONABLE TIME BEFORE THE 2017 ANNUAL MEETING, MARCATO WILL EITHER FURTHER SUPPLEMENT ITS PROXY STATEMENT AND PROVIDE STOCKHOLDERS WITH AN OPPORTUNITY TO VOTE BY PROXY DIRECTLY ON SUCH MATTERS, OR WILL NOT EXERCISE DISCRETIONARY AUTHORITY WITH RESPECT THERETO. IF OTHER MATTERS ARE PROPERLY PRESENTED THEREAFTER, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE THE SHARES OF COMMON STOCK REPRESENTED THEREBY IN ACCORDANCE WITH THEIR DISCRETION PURSUANT TO THE AUTHORITY GRANTED IN THE PROXY.

WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF THE NOMINEES AND TO GRANT AUTHORITY TO VOTE FOR THE COMPANY’S NOMINEES OTHER THAN KARYN O. BARSA, JOHN M. GIBBONS AND JOHN G. PERENCHIO AND “FOR” THE REPEAL OF EACH PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED BY THE BOARD SUBSEQUENT TO MAY 24, 2016 AND PRIOR TO THE 2017 ANNUAL MEETING, WITHOUT THE APPROVAL OF THE STOCKHOLDERS.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting:

This Supplement and the Definitive Proxy Statement are available at no charge at: www.fcrvote.com/deck.

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IMPORTANT VOTING INFORMATION

Your vote is important, no matter how many or how few shares of Common Stock you own. Please sign, date and return the enclosed GOLD proxy card today to vote “FOR” the election of the Nominees.

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD proxy card.

If you do not plan to attend the 2017 Annual Meeting, we encourage you to read this supplement and our proxy statement and date, sign and return your completed GOLD proxy card prior to the 2017 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2017 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2017 Annual Meeting.

PLEASE DO NOT RETURN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2017 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 761-6521

Email: DECKERS@dfking.com

GOLD PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m., Eastern Time, on December 13, 2017.

VOTE BY INTERNET	WWW.FCRVOTE.COM/DECK

Use the Internet to transmit your voting instructions until 11:59 p.m., Eastern Time, on December 13, 2017. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR
VOTE BY TELEPHONE	1-866-859-2518

Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m., Eastern Time, on December 13, 2017. Have your proxy card in hand when you call and then follow the instructions.
OR
VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

ê     If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.    ê

Deckers Outdoor Corporation	GOLD PROXY CARD

MARCATO RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1:	Marcato’s Proposal to Elect Directors.

Nominees:	(1) Kirsten J. Feldman (2) Steve Fuller (3) Anne Waterman

FOR ALL ❑	WITHHOLD ALL ❑	FOR ALL EXCEPT THE NOMINEE(S) WRITTEN BELOW ❑

Marcato intends to use this proxy to vote (i) FOR Kirsten J. Feldman, Steve Fuller and Anne Waterman (collectively, the “Nominees”) and (ii) FOR each of the persons who have been nominated by the Company to serve as directors other than Karyn O. Barsa, John M. Gibbons and John G. Perenchio. Marcato is NOT seeking authority and WILL NOT execute any authority to vote for Karyn O. Barsa, John M. Gibbons and John G. Perenchio. There is no assurance that any of the Company’s nominees will serve as directors if any or all of the Nominees are elected to the Board. You should refer to the proxy statement distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT THE NOMINEES WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF SUCH NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN KARYN O. BARSA, JOHN M. GIBBONS AND JOHN G. PERENCHIO BY WRITING THE NAMES OF SUCH OF THE COMPANY’S NOMINEES BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING COMPANY NOMINEE(S).

MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:		FOR	AGAINST	ABSTAIN

Proposal 2. To approve Marcato’s proposal to repeal each provision of, or amendment to, the Amended and Restated Bylaws of the Company (the “Bylaws”) adopted by the Board subsequent to May 24, 2016 and prior to the approval of this resolution at the 2017 Annual Meeting, without the approval of the Stockholders.		☐	☐	☐
MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3:		FOR	AGAINST	ABSTAIN

Proposal 3. To approve the ratification of the selection of KPMG LLP as the Company’s independent registered public accounting firm for fiscal year ending March 31, 2018.		☐	☐	☐

MARCATO RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF “ONE YEAR” ON PROPOSAL 4:	1 YEAR	2 YEARS	3 YEARS	ABSTAIN

Proposal 4. To approve, on an advisory basis, the frequency of future advisory votes on the Company’s executive compensation program.	☐	☐	☐	☐

MARCATO RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 5:		FOR	AGAINST	ABSTAIN

Proposal 5. To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2017 Annual Meeting.		☐	☐	☐

Date
Signature (Capacity)
Signature (If jointly held)

Please sign exactly as your name(s) is (are) shown on the share certificate to which the proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

SIGN, DATE AND MAIL YOUR PROXY TODAY, UNLESS

YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN

AND RETURN THIS PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE DATE OF THE 2017 ANNUAL MEETING TO BE INCLUDED IN THE VOTING RESULTS.

The proxy statement, as well as other proxy materials distributed by the participants, are available free of charge online at www.fcrvote.com/DECK.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE )

ê     If submitting a proxy by mail, please sign and date the card on reverse and fold and detach card at perforation before mailing.    ê

DECKERS OUTDOOR CORPORATION	GOLD PROXY CARD

ANNUAL MEETING OF STOCKHOLDERS

DECEMBER 14, 2017

THIS PROXY IS SOLICITED ON BEHALF OF MARCATO INTERNATIONAL MASTER FUND, LTD., MARCATO CAPITAL MANAGEMENT LP, MCM ENCORE IM LLC, MARCATO ENCORE MASTER FUND, LTD., RICHARD T. MCGUIRE III, KIRSTEN J. FELDMAN, STEVE FULLER AND ANNE WATERMAN (collectively “Marcato”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF DECKER OUTDOOR CORPORATION (the “Board”)

The undersigned hereby appoints Richard T. McGuire, Matthew P. Hepler, Edward T. McCarthy and Richard M. Brand, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Deckers Outdoor Corporation, a Delaware corporation (“Deckers”), that the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of Deckers, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “2017 Annual Meeting”).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of Kirsten J. Feldman, Steve Fuller and Anne Waterman and the candidates nominated by Deckers other than Karyn O. Barsa, John M. Gibbons and John G. Perenchio (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written on the line provided under Proposal 1), “FOR” Proposal 2, “FOR” Proposal 3, for “ONE YEAR” on Proposal 4 and “FOR” Proposal 5.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.